SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Landair Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

514757103
(CUSIP Number)

Scott M. Niswonger
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2002
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 514757103	13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		4,242,630 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		4,242,630 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
shares of Common Stock, consisting of 4,241,730 shares of Common Stock held directly and 900 shares held indirectly.

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0% Common Stock

14	TYPE OF REPORTING PERSON
IN, HC

CUSIP NO. 514757103	13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
John A. Tweed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		948,786 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		948,786 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
shares of Common Stock, consisting of 948,786 shares of Common Stock held directly.

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% Common Stock

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 514757103	13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LANDAIR ACQUISITION CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

	7	SOLE VOTING POWER
NUMBER OF		0 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Common Stock

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% Common Stock

14	TYPE OF REPORTING PERSON
CO

     This Statement on Schedule 13D is being filed in connection with the commencement of a tender offer by Scott M. Niswonger and John A. Tweed, through Landair Acquisition Corporation, a Tennessee corporation wholly owned by Messrs. Niswonger and Tweed (“LAC”), to purchase at a price of $13.00 per share (the “Offer Price”) all outstanding shares of common stock (the “Shares”) of the Landair Corporation, a Tennessee corporation (the “Issuer”), on the terms and subject to the conditions specified in the Offer to Purchase, dated December 23, 2002 and attached hereto as Exhibit 1 (the “Offer to Purchase”), and related Letter of Transmittal. Messrs. Niswonger and Tweed have represented that if the tender offer is successful and they along with LAC own at least 90% of the outstanding shares of common stock of the Issuer, Messrs. Niswonger and Tweed will cause the Issuer to merge with LAC (the “Merger”), and each Share then outstanding (other than Shares held by Messrs. Niswonger and Tweed and LAC and other than Shares held by shareholders who properly exercise dissenters’ rights) will be converted into the right to receive the same consideration as paid in the tender offer.

     On December 23, 2002, the Reporting Persons commenced the Offer.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”), of Landair Corporation, a Tennessee corporation (the “Issuer”). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	– (c) This 13D/A Statement is being filed by Scott M. Niswonger, John A. Tweed and LAC (collectively the “Reporting Persons”). The Reporting Persons are filing this Statement together because they may be considered a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement. Except as otherwise expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Person. The Agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit 2 to this Schedule 13D/A. This Schedule 13D/A constitutes Amendment No. 3 to the Schedule 13D filed by Scott M. Niswonger on June 26, 2000 and Amendment No. 3 to Schedule 13D filed by John A. Tweed on January 5, 2001.

Information regarding each of the Reporting Persons and the name, citizenship, business address and principal occupation or employment for each of the directors and executive officers of LAC is set forth in Section 8, “Certain Information Concerning Offerors and Purchaser,” in the Offer to Purchase and is incorporated herein by reference.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Messrs. Niswonger and Tweed are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reporting Persons have obtained a financing commitment from First Tennessee Bank National Association (“Lender”) to provide LAC with up to $25 million in debt financing in connection with the Offer (the “Acquisition Loan”) and, upon consummation of the Merger, a $25 million term loan (the “Term Loan”). Messrs. Niswonger and Tweed have agreed to contribute cash to LAC in such amounts, if any, that, when combined with the proceeds of the Acquisition Loan, will fund LAC’s acquisition of all shares of the Issuer’s common stock tendered in the Offer and related expenses. Messrs. Niswonger and Tweed have indicated that they have sufficient liquidity to fund any capital contribution that may be required to complete the funding of the acquisition of all Shares tendered in the Offer and related expenses. Additionally, Lender has agreed that its existing $15 million revolving line of credit with the Issuer (the “Line of Credit”) will remain in effect upon closing of the Merger. Proceeds of the Term Loan and funds available under the Line of Credit will be used to fund payment for any remaining Shares cashed out as a result of the Merger and for expenses. The Offer is conditioned upon receipt by LAC of the funds committed by Lender. There is a possibility that LAC will not obtain such funds due to various conditions in the commitment letter not being met. The amount of funds required to purchase the maximum amount of outstanding Shares that are being sought in the Offer is approximately $27,650,000.

     Section 10, “Sources and Amount of Funds,” in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

The following sections of the Offer to Purchase are incorporated herein by reference: “Introduction” and “Offerors’ Plans for Landair.”

Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals which would relate to or result in any of the actions set forth in Parts (a) through (j) of Item 4 of Schedule 13D. The information set forth in this Item 4 is qualified in its entirety by the terms of the Offer to Purchase.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(a) – (b)

Name of Reporting Person	Amount Beneficially Owned(1)		Percent of Class

Scott M. Niswonger	4,242,630	(2)	58.0%
John A. Tweed	948,786	(3)	13.0%
Landair Acquisition Corporation	0		0%

(1)	Each Reporting Person has the sole power to vote, dispose, and direct the disposition of the shares listed for his name. No such power is shared by any of the Reporting Persons. However, the Reporting Persons may be considered a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement. Accordingly, pursuant to Rule 13d-5(b)(1), each Reporting Person may be deemed to beneficially own the Shares held each other Reporting Person.

(2)	Includes 450 shares held by Mr. Niswonger for his grandson and 450 shares held by Mr. Niswonger’s spouse for her daughter.

(3)	Does not include options for 75,000 shares which will vest in equal annual 25% increments over a 4 year period beginning February 7, 2003.

(c)	No transactions in the Issuer’s Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	See information set forth in Item 6.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in “Background of the Offer” and Section 6, “Price Range of Shares; Dividends; Ownership of and Transaction in Shares,” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1* —	Offer to Purchase, dated December 23, 2002.

Exhibit 2 —	Joint Filing Agreement, dated October 17, 2002 by and between Scott M. Niswonger and John A. Tweed, as amended by First Amendment to Joint Filing Agreement, dated December 20, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation.

*	Incorporated herein by reference to the Schedule TO-T filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

SIGNATURES (Schedule 13D/A)

After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete, and correct.

By:	/s/ Scott M. Niswonger

Scott M. Niswonger

By:	/s/ John A. Tweed

John A. Tweed

LANDAIR ACQUISITION CORPORATION

By:	/s/ John A. Tweed

Name: Title:	John A. Tweed President

Date: December 23, 2002